UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

American Shared Hospital Services
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

029595-10-5
(CUSIP Number)

John F. Ruffle American Shared Hospital Services Four Embarcadero Center, Suite 3700 San Francisco, California 94111-4107 Tel. No.: (415) 788-5300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Sarah K. Solum

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

January 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. John F. Ruffle
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 550,664(1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 550,664(1)
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 550,664(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1) Includes 50,000 shares underlying warrants exercisable following October 22, 2015.

(2) Based on 5,464,114 shares of Common Stock outstanding as of January 19, 2016.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2011, as amended on June 12, 2014 and October 22, 2014 (the “Original Schedule 13D”) by John F. Ruffle, relating to the common stock, no par value (the “Common Stock”) of American Shared Hospital Services (the “Issuer”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment is being filed solely to reflect that the Warrant Mr. Ruffle purchased on October 22, 2014, as disclosed in Amendment No. 2 filed on October 27, 2014, has now become exercisable.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

Item 5.  Interest in Securities of the Issuer

(a)  Mr. Ruffle has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 550,664 Shares, representing approximately 10.1% of the outstanding Shares of the Issuer.  Of these shares, 50,000 represent shares that Mr. Ruffle has a right to acquire by exercising the Warrant.

(b)  Mr. Ruffle has sole power to vote and to dispose of 550,664 Shares.

(c)   Inapplicable.

(d)  Inapplicable.

(e)  Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 19, 2016

/s/ John F. Ruffle
Signature

John F. Ruffle Director
(Name/Title)